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FOR IMMEDIATE RELEASE
AUGUST 14, 2002

   ELAN TERMINATES ACQUISITION OF DRAXIS CANADIAN SALES AND MARKETING DIVISION

MISSISSAUGA, ONTARIO, AUGUST 14, 2002 - DRAXIS Health Inc. (TSX: DAX;
NASDAQ: DRAX) was advised today that Elan Corporation, plc will not proceed with the previously announced acquisition of the Canadian pharmaceutical sales and marketing division of DRAXIS (Draxis Pharmaceutica).

         "With this decision by Elan, who are known to be undergoing significant changes in their organization, we will now move immediately to consider other strategic options for this division, including divestiture," said Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc.

         Dr. Barkin continued, "We continue to believe that the assets and the people of Draxis Pharmaceutica represent an attractive niche business opportunity. As we explore our options, we will continue to manage and operate the Draxis Pharmaceutica division to enhance shareholder value, consistent with the Company's strategic focus on its core radiopharmaceutical and specialty contract manufacturing businesses."

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.


FOR FURTHER INFORMATION PLEASE CONTACT:

FOR DRAXIS HEALTH INC. IN CANADA:   FOR DRAXIS HEALTH INC. IN THE UNITED STATES:
Jerry Ormiston                      Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                  The Investor Relations Group
Phone: 877-441-1984                 Phone:   212-825-3210
Fax:   905-677-5494                 Fax:     212-825-3229


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